THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. WE WILL DELIVER A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-80347

PROSPECTUS SUPPLEMENT (SUBJECT TO COMPLETION, ISSUED JULY 23, 1999) (TO PROSPECTUS DATED JUNE 21, 1999)

                                  $100,000,000

                                     [LOGO]

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

                % SENIOR QUARTERLY INTEREST BONDS DUE 2039 (QUIBS)*

         INTEREST PAYABLE ON FEBRUARY 1, MAY 1, AUGUST 1 AND NOVEMBER 1

                              -------------------

THE BONDS WILL MATURE ON AUGUST   , 2039. WE WILL HAVE THE RIGHT TO REDEEM THE
BONDS IN CERTAIN CIRCUMSTANCES IF WE ARE UNABLE TO DEDUCT INTEREST PAID ON THE
BONDS. WE MAY ALSO REDEEM ANY OR ALL OF THE BONDS BEGINNING AUGUST   , 2004 AT
100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST. YOU MAY PURCHASE BONDS IN DENOMINATIONS OF $25 AND INTEGRAL MULTIPLES OF $25.

WE WILL APPLY TO LIST THE BONDS ON THE NEW YORK STOCK EXCHANGE. IF APPROVED FOR LISTING, WE EXPECT
TRADING OF THE BONDS TO COMMENCE WITHIN A 30-DAY PERIOD AFTER INITIAL DELIVERY OF THE BONDS.

                              -------------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                              -------------------

                                                                                UNDERWRITING
                                                                PRICE TO       DISCOUNTS AND
                                                                 PUBLIC         COMMISSIONS     PROCEEDS TO A&P
                                                            ----------------  ----------------  ----------------
PER BOND..................................................      100.00%                      %                 %
TOTAL.....................................................      $100,000,000  $                 $

                              -------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE HAVE GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL $10,000,000 AGGREGATE PRINCIPAL AMOUNT OF BONDS TO COVER OVERALLOTMENTS, IF ANY, AT THE INITIAL OFFERING PRICE TO THE PUBLIC SET FORTH ABOVE WITHIN 30 DAYS FROM THE DATE OF THIS PROSPECTUS SUPPLEMENT. THE UNDERWRITERS EXPECT TO DELIVER THE
BONDS TO PURCHASERS ON OR ABOUT       , 1999.

                              -------------------

          *QUIBS IS A SERVICEMARK OF MORGAN STANLEY DEAN WITTER & CO.
                              -------------------

                          JOINT BOOK-RUNNING MANAGERS

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY

                               -----------------

DAIN RAUSCHER WESSELS                                    EVEREN SECURITIES, INC.
A DIVISION OF DAIN RAUSCHER INCORPORATED

           , 1999

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. A&P AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. A&P AND THE UNDERWRITERS ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT OF THE DOCUMENTS ONLY. A&P'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
                                                PROSPECTUS SUPPLEMENT

Forward-Looking Statements.................................................................................        S-3
Capitalization.............................................................................................        S-4
Use of Proceeds............................................................................................        S-4
Recent Developments........................................................................................        S-4
Business...................................................................................................        S-5
Selected Financial Information.............................................................................        S-6
Description of the Bonds...................................................................................        S-8
United States Federal Income Tax Considerations............................................................       S-10
Underwriting...............................................................................................       S-11
Legal Matters..............................................................................................       S-12
Experts....................................................................................................       S-12

                                                      PROSPECTUS

Where You Can Find More Information........................................................................          1
Incorporation of Certain Documents by Reference............................................................          2
The Company................................................................................................          3
The Trusts.................................................................................................          3
Use of Proceeds............................................................................................          4
Ratio of Earnings to Fixed Charges.........................................................................          4
Description of Common Stock................................................................................          4
Description of Preferred Stock.............................................................................          6
Description of Depositary Shares...........................................................................         11
Description of Debt Securities.............................................................................         14
Description of Securities Warranties.......................................................................         22
Description of Preferred Trust Securities..................................................................         25
Description of Preferred Trust Securities Guaranties.......................................................         25
Description of Junior SubordinatedDebt Securities..........................................................         28
Relationship among the Preferred Trust Securities, the Junior Subordinated Debt Securities and the
  Preferred Trust Securities Guaranties....................................................................         30
Maryland Anti-Takeover Provisions..........................................................................         31
Plan of Distribution.......................................................................................         32
Legal Matters..............................................................................................         33
Experts....................................................................................................         33

                           FORWARD-LOOKING STATEMENTS

    Certain statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievements of A&P, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include:

    - competitive practices and pricing in the food industry generally and particularly in A&P's principal markets;

    - A&P's relationships with its employees and the terms of future collective bargaining agreements;

    - the costs and other effects of legal and administrative cases and proceedings;

    - the nature and extent of continued consolidation in the food industry;

    - changes in the financial markets which may affect A&P's cost of capital and the ability of A&P to access the public debt and equity markets to fund its capital expenditure program on satisfactory terms;

    - supply or quality control problems with A&P's vendors;

    - changes in economic conditions which affect the buying patterns of A&P's customers; and

    - the ability of A&P and its vendors, financial institutions and others to resolve Year 2000 processing issues in a timely manner.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of A&P as of February 27, 1999, as adjusted to reflect the proposed issuance of bonds offered hereby assuming the underwriters do not exercise their right to purchase additional bonds to cover over-allotments. The following data are qualified in their entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein and in the documents incorporated herein by reference.

                                                                                        AS OF FEBRUARY 27, 1999
                                                                                      ---------------------------
                                                                                              (UNAUDITED)

                                                                                         ACTUAL      AS ADJUSTED
                                                                                      ------------  -------------
                                                                                         DOLLARS IN THOUSANDS
Indebtedness:
  Bank borrowings...................................................................  $    153,100  $      56,600
  Notes.............................................................................       572,829        572,829
  Bonds due 2039....................................................................            --        100,000
  Mortgages and other notes.........................................................         7,417          7,417
                                                                                      ------------  -------------
      Total indebtedness............................................................       733,346        736,846
                                                                                      ------------  -------------
Shareholders equity:
  Preferred stock--no par value; authorized 3,000,000 shares; issued--none..........            --             --
  Common stock--$1 par value; authorized--80,000,000 shares; issued and outstanding
    38,290,716 shares...............................................................        38,291         38,291
  Capital surplus...................................................................       454,971        454,971
  Accumulated other comprehensive loss..............................................       (69,039)       (69,039)
  Retained earnings.................................................................       413,034        413,034
                                                                                      ------------  -------------
      Total shareholders' equity....................................................       837,257        837,257
                                                                                      ------------  -------------
Total capitalization................................................................  $  1,570,603  $   1,574,103
                                                                                      ------------  -------------
                                                                                      ------------  -------------

                                USE OF PROCEEDS

    We will use the net proceeds we receive from the sale of the bonds, estimated to be approximately $96.5 million ($106.2 million if the underwriters' over-allotment option is exercised in full), to repay borrowings under our revolving credit facility and for working capital and general corporate purposes. Borrowings under our revolving credit facility mature on June 10, 2002 and had a weighted average interest rate of 5.71% as of June 30, 1999.

                              RECENT DEVELOPMENTS

RECENT RESULTS OF OPERATIONS

    For the sixteen week first quarter of fiscal 1999 ended June 19, 1999, we reported sales of $3,113.7 million versus sales of $3,078.4 million the prior year. Comparable store sales increased 5.3%.

    For the first quarter of 1999, we recorded a net loss of $19.5 million or $.51 per share, versus the prior year's net income of $19.2 million, or $.50 per share. Excluding certain costs discussed below, in 1999 we would have had net income of $19.1 million, or $.50 per share.

    In December 1998, we announced a series of strategic initiatives designed to improve operating and financial performance. These initiatives, which we are calling "Project Great Renewal", included accelerating the new store opening and Food Basics conversion programs, realigning distribution functions, closing manufacturing facilities and exiting 132 underperforming stores. As stated in the December 1998 announcement, during fiscal 1999 we are incurring various non-accruable costs related to the strategic initiatives. In the first quarter of fiscal 1999, we incurred pretax costs of $66 million related to the program, which amount also includes the operating losses of the stores identified for closure, the cost of exiting the Atlanta market, and increased transitional costs (estimated to be approximately $4 million) in our ongoing operations.

    In the first quarter of fiscal 1999, we opened 10 new stores, and remodeled or expanded 33 stores. As part of our ongoing store modernization program, in addition to the exit program, we closed or replaced 12 smaller stores.

                                    BUSINESS

    We have been engaged in the retail food business since 1859. Based on reported sales for fiscal 1998, we believe that as of the end of its 1998 fiscal year we were one of the ten largest retail food chains in the United States and that we had the largest market share in metropolitan New York and Detroit and the second largest in the Province of Ontario. As of the end of our first quarter ended June 19, 1999, we operated 759 stores averaging approximately 34,540 square feet per store. In addition, in fiscal 1995 we began franchising certain stores in Canada under our Food Basics format, which focuses its appeal toward the more price conscious consumer. At June 19, 1999 we had franchised 57 Food Basics stores in Canada.

    We sell groceries, meats, fresh produce and other items commonly offered in supermarkets, operating under the following trade names:

- Super Fresh
- Farmer Jack
- Food Emporium
- Super Food Mart
- Dominion

- Sav-A-Center
- Kohl's
- Waldbaum's
- Ultra Mart
- Food Basics

In addition, many stores have bakery, delicatessen, pharmacy, floral, fresh fish and cheese departments, and on-site banking. National, regional and local brands are sold as well as private label merchandise under brands which include America's Choice, Master Choice, Health Pride, Savings Plus and The Farm. In support of our retail operations, we also operate one coffee roasting plant in the United States. Through our Compass Foods Division, we manufacture and distribute a line of whole bean coffees under the Eight O'Clock, Bokar and Royale labels, for sale through our own stores as well as other food and convenience retailers.

    Building upon a broad base of A&P supermarkets, we have expanded and diversified within the retail food business through the acquisition of other supermarket chains and the development of several alternative store types. We now operate our stores with merchandise, pricing and identities tailored to appeal to different segments of the market, including customers seeking gourmet and ethnic foods, unusual produce, a wide variety of premium quality private label goods and health and beauty aids along with the array of traditional grocery products.

    We are engaged in a continuing program of modernizing our operations and retail stores. During fiscal 1998, we expended approximately $438 million for capital projects which included 46 new supermarkets, 3 new Food Basics franchised stores and 69 remodels or enlargements. Our plans for fiscal 1999 anticipate capital expenditures of approximately $500 million, which include the opening of 55 new supermarkets and the remodeling or expansion of 75 stores. In addition, we are developing plans to open approximately 65 new supermarkets in fiscal 2000 and approximately 70 to 80 new supermarkets per year for several years thereafter. Further, we expect to remodel or enlarge an average of 75 stores per year for the next several years.

    As of May 1, 1999, we were 54.92% owned by Tengelmann
Warenhandelsgesellschaft, a general retailer headquartered in Germany which is one of the largest food retailers in Europe. Our principal executive offices are located at 2 Paragon Drive, Montvale, New Jersey 07645, telephone (201) 573-9700.

                         SELECTED FINANCIAL INFORMATION

    The following is a summary of certain consolidated financial information relating to us. The consolidated statement of operations data set forth for each of the three fiscal years ended February 27, 1999 and the consolidated balance sheet data at February 28, 1998 and February 27, 1999 are derived from, and are qualified by reference to, our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statement of operations data for each of the two fiscal years ended February 24, 1996 and the consolidated balance sheet data at February 25, 1995, February 24, 1996 and February 22, 1997 are derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. This summary should be read in conjunction with the related consolidated financial statements incorporated by reference in our Form 10-K for the fiscal year ended February 27, 1999.

                                                                    YEARS ENDED
                                     -------------------------------------------------------------------------
                                     FEBRUARY 25,   FEBRUARY 24,   FEBRUARY 22,   FEBRUARY 28,   FEBRUARY 27,
                                         1995           1996           1997           1998           1999
                                      (52 WEEKS)     (52 WEEKS)     (52 WEEKS)     (53 WEEKS)     (52 WEEKS)
                                     -------------  -------------  -------------  -------------  -------------

                                                               DOLLARS IN THOUSANDS
STATEMENT OF OPERATIONS DATA:
Sales..............................  $  10,331,950  $  10,101,356  $  10,089,014  $  10,262,243  $  10,179,358
Gross margin.......................      2,943,455      2,935,237      2,921,699      2,934,878      2,912,248
Income (loss) from operations......        (57,530 (1)       151,734       169,303       155,259      (164,391)(2)
Interest expense...................         72,972         73,143         73,208         80,152         71,497
Income (loss) before cumulative
  effect and extraordinary item....       (166,586 (1)        57,224        73,032        63,586       (67,164)(2)
Cumulative effect on prior years of
  changes in accounting principles:
Post employment benefits(3)........         (4,950)            --             --             --             --
Extraordinary item--loss on
  extinguishment of debt(4)........             --             --             --           (544)            --
Net income (loss)(5)...............       (171,536)        57,224         73,032         63,586        (67,164)

OTHER DATA:
Earnings before interest, taxes,
  depreciation and amortization
  ("EBITDA")(6)....................        348,914        377,183        400,051        389,495        295,479
Ratio of EBITDA to interest
  expense..........................           4.8x           5.2x           5.5x           4.9x           4.1x
Ratio of total debt to EBITDA(7)...           2.5x           2.1x           2.2x           2.2x           2.9x
Ratio of earnings to fixed
  charges(8).......................             --          1.64x          1.77x          1.58x             --
Deficiency in earnings available to
  cover fixed charges(9)...........        129,448             --             --             --        229,284

BALANCE SHEET DATA:
Total assets.......................      2,894,788      2,876,841      3,002,672      2,995,253      3,141,741
Working capital....................         97,277        178,307        215,374        262,097         89,974
Long-term debt.....................        612,473        650,169        701,609        695,292        728,390
Non-current obligations under
  capital leases...................        146,400        129,887        137,886        120,890        115,864
Total debt(10).....................        886,186        806,221        870,493        845,389        860,692
Shareholders' equity...............        774,914        822,785        890,072        926,632        837,257

------------------------

(1) During the third quarter of fiscal 1994, we recorded a non-cash charge of $127 million reflecting $50 million for the write-off of goodwill related to the acquisition of Miracle Food Mart stores in Canada and $77 million for the write-down of certain Miracle fixed assets. In conjunction with the Miracle write-off, we also recorded a $27 million charge for employee buy-out costs, $17 million for store closing costs and a net deferred tax asset write-off of $16 million. Further, we also recorded a valuation allowance of $119.6 million against Canadian deferred tax assets, which, at that time, was not likely to be realized.

(2) During fiscal 1998, we recorded a charge of $226 million for the planned exit of 132 of our underperforming stores, two warehouse facilities, a coffee plant and a bakery plant. The charge was comprised of $15 million severance and benefits, $118 million of store and facilities occupancy costs, which principally relate to the present value of future lease obligations, net of anticipated sublease recoveries, and $93 million write-down of fixed assets.

(3) Effective February 27, 1994, we adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits" resulting in a charge of $5 million.

(4) During fiscal 1997, we recorded an extraordinary charge of $0.5 million, net of a tax benefit of $0.4 million, relating to the early extinguishment of debt.

(5) Included in net income is an income tax benefit relating to the reduction of a portion of our valuation allowance previously established against our Canadian deferred tax assets. Prior to the fourth quarter of fiscal 1998, the valuation allowance has been reduced to the extent that our Canadian operations have generated taxable income. For the fiscal years ended February 24, 1996, February 22, 1997, February 28, 1998 and February 27, 1999, the total reduction of the valuation allowance amounted to $3.4 million, $11.3 million, $16.6 million and $69.2 million, respectively. In addition, at the beginning of the fourth quarter of fiscal 1998, we concluded that it was more likely than not that the net deferred tax asset would be realized and, accordingly, reversed the remaining portion of the valuation allowance.

(6) EBITDA represents income from operations before income taxes, interest expense, depreciation and amortization. EBITDA is a widely accepted financial indicator of a company's ability to service and/or incur debt. However, EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of our operating performance or as a measure of liquidity. EBITDA for the year ended February 25, 1995 was adjusted to exclude the effects of the Canadian charges ($127 million write-off of goodwill, $27 million for employee buy-out costs and $17 million for store closing costs). For the year ended February 27, 1999, EBITDA excludes the effects of the store and facilities exit costs totaling $226 million. Further, EBITDA for fiscal 1998 includes $74 million of operating losses and other costs related to the stores identified for closure.

(7) Ratio calculated as total debt as of year end divided by that year's EBITDA.

(8) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, cumulative effect on prior years of changes in accounting principles and extraordinary item plus fixed charges. Fixed charges consist of interest expense plus the portion of rental expense under lease which has been deemed by us to be representative of the interest factor.

(9) The deficiency in earnings available to cover fixed charges includes the write-off of Canadian goodwill and long-lived assets totaling $127 million for the year ended February 25, 1995 and includes $226 million of costs associated with the closure of 132 underperforming stores, two warehouses and two facilities for the year ended February 27, 1999. Excluding the effect of these charges, the deficiency in earnings available to cover fixed charges would have been $2.4 million and $3.1 million for the fiscal years ended February 25, 1995 and February 27, 1999, respectively.

(10) Total debt includes short-term and long-term debt and current and non-current obligations under capital leases.

                            DESCRIPTION OF THE BONDS

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE BONDS OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "SENIOR DEBT SECURITIES") SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF SENIOR DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS. YOU SHOULD READ THE "DESCRIPTION OF DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF ADDITIONAL TERMS AND CONDITIONS APPLICABLE TO THE BONDS.

    The bonds will mature on August , 2039 and will be limited in aggregate principal amount to $110,000,000. The bonds will be issued as a single series of senior debt securities under the senior debt securities indenture, dated as of January 1, 1991, between A&P and The Chase Manhattan Bank, as trustee. The bonds will be issued in fully registered book-entry form only, without coupons, in denominations of $25 and integral multiples thereof. Each bond will bear interest at the rate per annum shown on the cover page of this prospectus supplement from and including the issue date or from and including the most recent interest payment date to which interest has been paid or provided for, payable quarterly on February 1, May 1, August 1 and November 1 of each year, commencing November 1, 1999, to the person in whose name the bond is registered at the close of business on the date fifteen days prior to the applicable interest payment date.

    If the date of any scheduled payment of interest or principal falls on a day that is not a business day, the interest or principal payment shall be made on the next day that is business day, and no interest on such payment shall accrue for the period from and after such scheduled payment date. Interest on the bonds will be computed on the basis of a 360-day year comprised of twelve 30-day months.

TRADING CHARACTERISTICS

    The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. Accordingly, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the bonds except as included in the trading price thereof. Any portion of the trading price of a bond received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

OPTIONAL REDEMPTION

    Except as described below under "--Redemption for Tax Reasons," the bonds will not be redeemable prior to August , 2004. Thereafter, the bonds will be subject to redemption on any date at our option, as a whole or from time to time in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date of redemption.

REDEMPTION FOR TAX REASONS

    If as a result of:

    - any actual or proposed change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States, or any change in the application, official interpretation or enforcement of such laws, regulations or rulings;

    - any action taken by a taxing authority, which action is generally applied or is taken with respect to us;

    - a decision rendered by a court of competent jurisdiction in the United States, whether or not such decision was rendered with respect to us; or

    - a technical advice memorandum or letter ruling or other administrative pronouncement issued by the National Office of the United States Internal Revenue Service, on substantially the same facts as those pertaining to us;

which is effective or issued on or after the issue date of the bonds, there is a substantial likelihood that we will not be entitled to deduct currently for United States federal income tax purposes the full amount of interest accrued in respect of the bonds, we may at our option redeem the bonds in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the bonds, together with interest accrued and unpaid to the date fixed for redemption. Notice of such redemption of the bonds will be given to the holders of the bonds not more than 60 nor fewer than 30 days prior to the date fixed for redemption.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The bonds will be represented by one or more global securities registered in the name of Cede & Co., the nominee of The Depository Trust Company, as Depository, and the provisions set forth under "Description of Debt Securities--Global Securities" in the accompanying prospectus will apply to the bonds.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the principal United States federal income tax consequences of the ownership of bonds. This discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the "Code", its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term "Holder" refers to beneficial owners of the bonds. This discussion deals only with bonds offered hereby and held as capital assets and does not purport to deal with purchasers in special tax situations, such a financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding bonds as a hedge against currency risks or as a position in a "straddle" for tax purposes, or person who are not United States persons (as defined in Section 7701 of the Code) or whose functional currency (as defined in Section 985 of the
Code) is not the United States dollar. The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the bonds or the Holders thereof. Persons considering the purchase of bonds should consult their own tax advisors concerning the application of federal income tax laws to their particular situations and any consequences arising under the laws of any other taxing jurisdiction.

    PAYMENTS OF INTEREST. Stated interest on a bond will be taxable to a Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder's method of accounting for tax purposes.

    SALE OR REDEMPTION OF BONDS. A Holder's tax basis on a bond generally will be its U.S. dollar cost. Upon the sale or redemption of a bond, a Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or redemption of the bond and the Holder's tax basis in the bond, as such gain or loss will be long-term capital gain or loss if at the time of the sale or redemption the bond has been held for more than one year. For these purposes, the original cost basis and the amount realized do not include any amount attributable to accrued interest on the bond. Any amount attributable to accrued interest is treated as interest as described under "Payments of Interest" above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    A 31% backup withholding tax and information reporting requirements apply to certain payments of principal of and interest on an obligation, and to proceeds of disposition of an obligation, to certain noncorporate Holders, if such Holders fail to provide correct taxpayer identification numbers and other information or fail to comply with certain other requirements. We, our paying agent, or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment unless the Holder furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations and certain other conditions are met.

    Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's federal income tax, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and EVEREN Securities, Inc. are acting as representatives, have severally agreed to purchase, the principal amount of bonds set forth opposite their respective names below. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the bonds offered hereby if any of the bonds are purchased.

                                                                                                      PRINCIPAL
                                                                                                        AMOUNT
NAME                                                                                                   OF BONDS
--------------------------------------------------------------------------------------------------  --------------
Morgan Stanley & Co. Incorporated.................................................................
Salomon Smith Barney Inc. ........................................................................
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated...................................
EVEREN Securities, Inc. ..........................................................................
                                                                                                    --------------

      Total.......................................................................................  $  100,000,000
                                                                                                    --------------
                                                                                                    --------------

    The underwriters have advised us that they propose to offer the bonds in part directly to the public at the price to the public, as set forth on the cover page of this prospectus supplement, and in part to certain securities
dealers at such price less a concession not in excess of $.   per $25.00 bond.
The underwriters may allow, and such dealers may reallow, a concession not in
excess of $.   per $25.00 bond to certain other dealers. After the bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

    The bonds are a new issue of securities with no established trading market. The bonds are expected to be approved for listing on the NYSE, subject to official notice of issuance. Trading of the bonds on the NYSE is expected to commence within a 30-day period after the initial delivery of the bonds. The representatives have advised us that they intend to make a market in the bonds prior to the commencement of trading on the NYSE. The representatives will have no obligation to make a market in the bonds, however, and may cease market making activities, if commenced, at any time.

    We have granted the underwriters the right to purchase up to an additional $10,000,000 aggregate principal amount of bonds to cover over-allotments, if any, at the same price and underwriting discount set forth on the cover page of this prospectus supplement within 30 days from the date of this prospectus supplement. To the extent such right to purchase is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional bonds as the number set forth next to such underwriter's name in the preceding table bears to the aggregate principal amount of bonds offered by the underwriters by this prospectus supplement. If the underwriters' over-allotment option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to us would be
$110,000,000, $         and $         , respectively.

    In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the bonds for their own account. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing bonds in this offering, if the underwriters repurchase previously distributed bonds in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Certain of the underwriters and their affiliates engage in transactions with, and, from time to time, have performed services for, us and our affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    Certain matters of New York law relating to the validity of the bonds will be passed upon for us by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York and for the underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

    The financial statements incorporated in the accompanying prospectus by reference from The Great Atlantic & Pacific Tea Company, Inc.'s Annual Report on Form 10-K for the year ended February 27, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and EVEREN Securities, Inc. are acting as representatives, have severally agreed to purchase, the principal amount of bonds set forth opposite their respective names below. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the bonds offered hereby if any of the bonds are purchased.

                                                                                                      PRINCIPAL
                                                                                                        AMOUNT
NAME                                                                                                   OF BONDS
--------------------------------------------------------------------------------------------------  --------------
Morgan Stanley & Co. Incorporated.................................................................
Salomon Smith Barney Inc. ........................................................................
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated...................................
EVEREN Securities, Inc. ..........................................................................
                                                                                                    --------------

      Total.......................................................................................  $  100,000,000
                                                                                                    --------------
                                                                                                    --------------

    The underwriters have advised us that they propose to offer the bonds in part directly to the public at the price to the public, as set forth on the cover page of this prospectus supplement, and in part to certain securities
dealers at such price less a concession not in excess of $.   per $25.00 bond.
The underwriters may allow, and such dealers may reallow, a concession not in
excess of $.   per $25.00 bond to certain other dealers. After the bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

    The bonds are a new issue of securities with no established trading market. The bonds are expected to be approved for listing on the NYSE, subject to official notice of issuance. Trading of the bonds on the NYSE is expected to commence within a 30-day period after the initial delivery of the bonds. The representatives have advised us that they intend to make a market in the bonds prior to the commencement of trading on the NYSE. The representatives will have no obligation to make a market in the bonds, however, and may cease market making activities, if commenced, at any time.

    We have granted the underwriters the right to purchase up to an additional $10,000,000 aggregate principal amount of bonds to cover over-allotments, if any, at the same price and underwriting discount set forth on the cover page of this prospectus supplement within 30 days from the date of this prospectus supplement. To the extent such right to purchase is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional bonds as the number set forth next to such underwriter's name in the preceding table bears to the aggregate principal amount of bonds offered by the underwriters by this prospectus supplement. If the underwriters' over-allotment option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to us would be
$110,000,000, $         and $         , respectively.

    In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the bonds for their own account. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing bonds in this offering, if the underwriters repurchase previously distributed bonds in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Certain of the underwriters and their affiliates engage in transactions with, and, from time to time, have performed services for, us and our affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    Certain matters of New York law relating to the validity of the bonds will be passed upon for us by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York and for the underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

    The financial statements incorporated in the accompanying prospectus by reference from The Great Atlantic & Pacific Tea Company, Inc.'s Annual Report on Form 10-K for the year ended February 27, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  $550,000,000
                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                              SECURITIES WARRANTS
                                      AND
                     PREFERRED TRUST SECURITIES GUARANTIES
                                 A&P FINANCE I
                                 A&P FINANCE II
                                A&P FINANCE III
                           PREFERRED TRUST SECURITIES

    The Great Atlantic & Pacific Tea Company, Inc. may offer, from time to time,

       - shares of its common stock,

       - shares of its preferred stock,

       - shares of its preferred stock represented by depositary shares,

       - unsecured senior debt securities,

       - unsecured subordinated debt securities,

       - warrants to purchase shares of its common stock, and

       - warrants to purchase debt securities.

    A&P Finance I, A&P Finance II and A&P Finance III may offer, from time to time, preferred trust securities. A&P will own all of the common securities of each of the trusts. The trusts exist solely for the purpose of issuing preferred trust securities and investing the proceeds therefrom in junior subordinated debt securities of A&P. A&P expects to guarantee distributions and liquidation payments on the preferred trust securities. However, any preferred trust securities guaranty will only apply to the extent that the trust issuing the preferred trust securities has funds available to make payments with respect to the preferred trust securities.

    The securities

       - will have a maximum aggregate offering price of $550,000,000,

       - will be offered at prices and on terms to be set forth in an accompanying prospectus supplement,

       - may be denominated in U.S. dollars or in other currencies or currency units,

       - may be offered separately or together, or in separate series, and

       - may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

    The senior debt securities, if issued, will rank equally with all other unsecured and unsubordinated indebtedness of A&P. The subordinated debt securities, if issued, will be unsecured and subordinated to all present and future senior indebtedness specified in an accompanying prospectus supplement.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The securities may be sold directly, through agents from time to time or through underwriters and/or dealers. If any agent of the issuers or any underwriter is involved in the sale of the securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement.
                            ------------------------

 THIS PROSPECTUS MAY NOT BE USED UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

                 The date of this prospectus is June 21, 1999.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Where You Can Find More Information........................................................................           1
Incorporation of Certain Documents by Reference............................................................           2
The Company................................................................................................           3
The Trusts.................................................................................................           3
Use of Proceeds............................................................................................           4
Ratio of Earnings to Fixed Charges.........................................................................           4
Description of Common Stock................................................................................           4
Description of Preferred Stock.............................................................................           6
Description of Depositary Shares...........................................................................          11
Description of Debt Securities.............................................................................          14
Description of Securities Warrants.........................................................................          22
Description of Preferred Trust Securities..................................................................          25
Description of Preferred Trust Securities Guaranties.......................................................          25
Description of Junior Subordinated Debt Securities.........................................................          28
Relationship among the Preferred Trust Securities, the Junior Subordinated Debt Securities and the
  Preferred Trust Securities Guaranties....................................................................          30
Maryland Anti-Takeover Provisions..........................................................................          31
Plan of Distribution.......................................................................................          32
Legal Matters..............................................................................................          33
Experts....................................................................................................          33

                      WHERE YOU CAN FIND MORE INFORMATION

    A&P and the trusts filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities to be offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, parts of which are omitted in accordance with the rules and regulations of the Commission. For more information about A&P, the trusts and the securities, you should see the registration statement and its exhibits and schedules. Any statement made in this prospectus concerning the provisions of documents may be incomplete and you should refer to the copy of such document filed as an exhibit to the registration statement with the Commission.

    A&P files annual, quarterly and special reports, proxy statements and other information with the Commission. The registration statement, its exhibits and such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains an Internet Web Site at http://www.sec.gov that contains reports and other information. A&P's common stock is traded on the New York Stock Exchange under the symbol "GAP" and reports, proxy statements and other information concerning A&P can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The issuers have not filed separate financial statements of the trusts. All of the common securities of the trusts are owned by A&P and the trusts have no operating history or independent operations. In addition, following the issuance of preferred trust securities, the issuing trusts will not engage in any activity other than holding as trust assets junior subordinated debt securities of A&P. In connection with any issuance of preferred trust securities, A&P will, through one or more preferred trust securities guaranties or other agreements, irrevocably and unconditionally guarantee payments on the preferred trust securities. For these reasons, the issuers do not think that the financial statements of any of the trusts would be material to prospective purchasers of the preferred trust securities.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    A&P is incorporating by reference into this registration statement its Annual Report on Form 10-K for the fiscal year ended February 27, 1999.

    All documents filed by A&P pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act: (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective; and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from their date of filing. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such subsequent document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    On request, the issuers will provide anyone who receives a copy of this prospectus with a copy of any or all of the documents incorporated in this prospectus by reference. Written or telephone requests for such copies should be directed to Robert G. Ulrich, Esq., Senior Vice President, General Counsel and Secretary, at A&P's principal office: The Great Atlantic & Pacific Tea Company, Inc., 2 Paragon Drive, Montvale, New Jersey 07645, telephone (201) 573-9700.

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

    A&P has been engaged in the retail food business since 1859. Based on reported sales for fiscal 1998, A&P believes that as of the end of its 1998 fiscal year it was one of the ten largest retail food chains in the United States and that it had the largest market share in metropolitan New York and Detroit and the second largest in the Province of Ontario. As of the end of its 1998 fiscal year, A&P operated 839 stores averaging approximately 35,200 square feet per store. In addition, in fiscal 1995 A&P began franchising certain stores in Canada under its Food Basics format, which focuses its appeal toward the more price conscious consumer. As of the end of its 1998 fiscal year, A&P had franchised 55 Food Basics stores in Canada.

    A&P sells groceries, meats, fresh produce and other items commonly offered in supermarkets, operating under the following trade names:

      - Super Fresh                            - Sav-A-Center
      - Farmer Jack                            - Kohl's
      - Food Emporium                          - Waldbaum's
      - Super Food Mart                        - Ultra Mart
      - Dominion                               - Food Basics

In addition, many stores have bakery, delicatessen, pharmacy, floral, fresh fish and cheese departments, and on-site banking. National, regional and local brands are sold as well as private label merchandise under brands which include America's Choice, Master Choice, Health Pride, Savings Plus and The Farm. In support of its retail operations, A&P also operates one coffee roasting plant in the United States. Through its Compass Foods Division, A&P manufactures and distributes a line of whole bean coffees under the Eight O'Clock, Bokar and Royale labels, for sale through its own stores as well as other food and convenience retailers.

    Building upon a broad base of A&P supermarkets, A&P has expanded and diversified within the retail food business through the acquisition of other supermarket chains and the development of several alternative store types. A&P now operates its stores with merchandise, pricing and identities tailored to appeal to different segments of the market, including buyers seeking gourmet and ethnic foods, unusual produce, a wide variety of premium quality private label goods and health and beauty aids along with the array of traditional grocery products.

    A&P is engaged in a continuing program of modernizing its operations and retail stores. During fiscal 1998, A&P expended approximately $438 million for capital projects which included 46 new supermarkets, 3 new Food Basics franchised stores and 69 remodels or enlargements. A&P's plans for fiscal 1999 anticipate capital expenditures of approximately $500 million, which include the opening of 55 new supermarkets and the remodeling or expansion of 75 stores. In addition, A&P is developing plans to open approximately 65 new supermarkets in fiscal 2000 and approximately 70 to 80 new supermarkets per year thereafter for several years. Further, A&P expects to remodel or enlarge an average of 75 stores per year for the next several years.

    As of May 1, 1999, A&P was 54.92% owned by Tengelmann
Warenhandelsgesellschaft, a general retailer headquartered in Germany which is one of the largest food retailers in Europe. The principal executive offices of A&P are located at 2 Paragon Drive, Montvale, New Jersey 07645, telephone (201) 573-9700.

                                   THE TRUSTS

    Each trust is a statutory business trust created under Delaware law for the exclusive purpose of issuing and selling its preferred trust securities and using the proceeds to acquire corresponding junior subordinated debt securities issued by A&P. Each trust will be governed by an amended and restated trust agreement substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part. Each trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939. All of the common securities of each trust will be owned by A&P.

    Each trust's business and affairs will be conducted by its trustees, which shall be appointed by A&P as the holder of the trust's common securities. The trustees will include two officers of A&P as administrative trustees, Bankers Trust Company as property trustee, and Bankers Trust (Delaware) as Delaware trustee. The property trustee of each trust will act as the indenture trustee with respect to such trust for purposes of compliance with the provisions of the Trust Indenture Act.

    A&P will pay all fees and expenses related to each trust and the offering of preferred trust securities and will pay, directly or indirectly all ongoing costs, expenses and liabilities of each trust.

    The principal place of business of each trust shall be c/o The Great Atlantic & Pacific Tea Company, Inc., 2 Paragon Drive, Montvale, New Jersey 07645, telephone (201) 573-9700.

    You should see the prospectus supplement relating to the preferred trust securities of a trust for further information concerning such trust.

                                USE OF PROCEEDS

    Except as otherwise described in the accompanying prospectus supplement, the net proceeds to A&P from the sale or sales of the securities will be used for general corporate purposes, which may include, without limitation, the reduction of outstanding indebtedness, working capital increases, capital expenditures and acquisitions. The net proceeds of the sale of preferred trust securities of each trust will be invested in a related series of A&P's junior subordinated debt securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

 FEBRUARY 27, 1999    FEBRUARY 28, 1998    FEBRUARY 22, 1997    FEBRUARY 24, 1996    FEBRUARY 25, 1995
    (52 WEEKS)           (53 WEEKS)           (52 WEEKS)           (52 WEEKS)           (52 WEEKS)
-------------------  -------------------  -------------------  -------------------  -------------------
             *                1.58x                1.77x                1.64x                    *

------------------------

* Earnings for the year ended February 27, 1999 and February 25, 1995 were inadequate to cover fixed charges by $229.3 million and $129.4 million, respectively.

    In the calculation of A&P's ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and cumulative effect on prior years of changes in accounting principles, plus fixed charges. Fixed charges consist of interest expense, plus the portion of rental expense under leases which has been deemed by A&P to be representative of the interest factor.

                          DESCRIPTION OF COMMON STOCK

    A&P's Articles of Restatement of the Certificate of Incorporation authorize the issuance of 80 million shares of its common stock with a par value of $1.00 per share. As of May 18, 1999, there were 38,290,716 shares of common stock outstanding held by approximately 7,500 holders of record, excluding holders whose shares of record are held by brokers.

GENERAL

    The holders of common stock are entitled to cast one vote for each share on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Except in cases in which it is by statute, by the Articles or by the bylaws of A&P otherwise provided, a majority of the shares present in person or by proxy is sufficient to elect and pass any measure. Amendments to the Articles, mergers, consolidations, share exchanges and the dissolution of A&P generally require the approval of two-thirds of the outstanding shares of common stock.

    There are no redemption or sinking fund provisions applicable to the common stock. The holders of the common stock are not subject to further calls or assessments by A&P. In the event of liquidation, holders of common stock are entitled to share in the distribution of assets remaining after payment of debts, liquidation preference of any outstanding preferred stock, and expenses. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. The outstanding shares of common stock and the shares of common stock to be distributed in connection with any offerings pursuant to this prospectus will be fully paid and nonassessable when issued.

PREEMPTIVE RIGHTS

    The holders of common stock have preemptive rights to subscribe for and to purchase additional shares of stock of any class or classes of A&P, PROVIDED, HOWEVER, that no preemptive right shall in any event accrue to any stockholder with respect to

    (1) shares issued for not less than their fair value in exchange for services or property other than money,

    (2) shares remaining unsubscribed after having been offered to stockholders,

    (3) treasury shares sold for not less than their fair value,

    (4) shares issued or issuable pursuant to articles of merger,

    (5) preferred shares without then present voting power with respect to the election of directors issued for not less than their fair value, and

    (6) shares issued and sold to A&P's officers or other employees or to the officers or other employees of any subsidiary of A&P upon such terms and conditions as are approved by the affirmative vote of a majority of all of the shares entitled to vote with respect thereto at a meeting duly called and held for such purpose.

The determination of "fair value" fixed and recorded in a resolution of the board of directors authorizing the issuance of any such additional shares of stock, including the price or consideration for which such shares of stock are to be issued, shall be conclusive in the absence of fraud or gross disparity in such determination.

TRANSFER AGENT

    American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005, is the transfer agent and registrar for the common stock.

                         DESCRIPTION OF PREFERRED STOCK

    A&P's Articles authorize the issuance of 3 million shares of its preferred stock without par value. No shares of preferred stock are currently outstanding.

GENERAL

    The preferred stock may be issued from time to time, in one or more series, as authorized by the board of directors. Prior to issuance of shares of each series, the board of directors is required by the Maryland General Corporation Law and the Articles to fix for each series, the designations, preferences, rights, voting powers, restrictions, and qualifications of, the dividends on, the times and prices of redemptions of, and the conversion rights of the shares of such series as may be permitted by Maryland law. Such rights, powers, restrictions and limitations could include the right to receive specified dividend payments and payments on liquidation prior to any such payments to holders of common stock or other stock of A&P ranking junior to the preferred stock. Shares of preferred stock to be distributed in connection with any offerings pursuant to this prospectus will be fully paid and nonassessable when issued and the holders of shares of any such preferred stock will not have any preemptive right to subscribe or purchase any new or additional issue of shares of stock of A&P. The board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then market price of such shares of common stock.

FUTURE SERIES OF PREFERRED STOCK

    The following description of the preferred stock sets forth material terms and provisions of the preferred stock which may be specified in a prospectus supplement. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles and bylaws and any applicable designating amendment to the Articles establishing the terms of a series of preferred stock.

    You should read the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

     1. The title and stated capital value of such preferred stock;

     2. The number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

     3. The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

     4. The date from which dividends on such preferred stock shall accumulate, if applicable;

     5. The procedures for any auction and remarketing, if any, for such preferred stock;

     6. The provision for a sinking fund, if any, for such preferred stock;

     7. The provision for redemption, if applicable, of such preferred stock;

     8. Any listing of such preferred stock on any securities exchange;

     9. The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price or manner of its calculation;

    10. Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock;

    11. A discussion of federal income tax considerations applicable to such preferred stock;

    12. The voting rights of such preferred stock and the relative ranking and preference of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of A&P; and

    13. Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of A&P.

RANK

    Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of A&P, rank

    (1) senior to all classes or series of common stock, and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of A&P;

    (2) on a parity with all equity securities issued by A&P the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of A&P; and

    (3) junior to all equity securities issued by A&P the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of A&P.

The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the board of directors, out of assets of A&P legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of A&P on such record dates as shall be fixed by the board of directors.

    Dividends on any series of the preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and A&P will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If preferred stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any stock of A&P of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless

    (1) if a series of preferred stock has a cumulative dividend, full cumulative dividends have been declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, or

    (2) if a series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment for the then current dividend period.

When dividends upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends are not paid in full, or a sum sufficient for such full payment is not set apart, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends shall be declared pro rata. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless

    (1) if a series of preferred stock has a cumulative dividend, full cumulative dividends have been declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, and

    (2) if a series of preferred stock does not have a cumulative dividend, full dividends have been declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends, other distributions or payments for redemption or purchase, other than in shares of common stock or other shares of stock ranking junior to the preferred stock of such series as to dividends and upon liquidation, shall be declared or paid or set aside for payment with respect to A&P's common stock or any other stock of A&P ranking junior to or on parity with such series of preferred stock.

    Any dividend payment made on shares of a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

    If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of A&P, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

    The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of such preferred stock that shall be redeemed by A&P in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. If such preferred stock does not have a cumulative dividend, accrued and unpaid dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of stock of A&P, the terms of such preferred stock may provide that, if no such shares of stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable shares of stock of A&P pursuant to conversion provisions specified in the applicable prospectus supplement.

    Notwithstanding the foregoing, unless

    (1) if a series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of such series of preferred stock shall have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and

    (2) if a series of preferred stock does not have a cumulative dividend, full dividends on all shares of preferred stock of such series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of preferred stock shall be redeemed unless all outstanding shares of preferred stock of a series are simultaneously redeemed. The foregoing, however, shall not prevent the purchase or acquisition of preferred stock of a series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series. In addition, unless

    (1) if such series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of such series of preferred stock have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and

    (2) if such series of preferred stock does not have a cumulative dividend, full dividends on all shares preferred stock of such series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period,

A&P shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series, except by conversion into or exchange for shares of stock of A&P ranking junior to the preferred stock of such series as to dividends and upon liquidation. The foregoing, however, shall not prevent the purchase or acquisition of shares of preferred stock of a series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

    If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by A&P and such shares may be redeemed pro rata or by any other equitable manner determined by A&P.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the stock transfer books of A&P. Each notice shall state:

    (1) the redemption date;

    (2) the number of shares and series of the preferred stock to be redeemed;

    (3) the redemption price;

    (4) the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

    (5) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

    (6) the date upon which the holder's conversion rights, if any, as to such shares shall terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of preferred stock to be redeemed from each such holder. If notice of redemption of any preferred stock has been given and if the funds necessary for such redemption have been set aside by A&P in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such preferred stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of A&P, before any distribution or payment shall be made to the holders of any common stock or any other class or series of stock of A&P ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of A&P, the holders of each series of preferred stock shall be entitled to receive out of assets of A&P legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid thereon, which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of the remaining assets of A&P. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of A&P are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of stock of A&P ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of preferred stock, the remaining assets of A&P shall be distributed among the holders of any other classes or series of stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of A&P with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of A&P, shall not be deemed to constitute a liquidation, dissolution or winding up of A&P.

VOTING RIGHTS

    Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock of a series remain outstanding, A&P will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of preferred stock outstanding at the time,

    (1) authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking prior to such series of preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized stock of A&P into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or

    (2) amend, alter or repeal the provisions of the Articles or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

So long as the preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that A&P may not be the surviving entity, the occurrence of any merger, consolidation or other similar event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of preferred stock. Any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, also will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price or manner of its calculation, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or A&P, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

TRANSFER AGENT

    The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

    A&P may, at its option, elect to offer depositary shares rather than full shares of preferred stock. In the event such option is exercised, each of the depositary shares will represent ownership of and entitlement to all rights and preferences of a fraction of a share of preferred stock of a specified series, including dividend, voting, redemption and liquidation rights. The applicable fraction will be specified in the prospectus supplement. The shares of preferred stock represented by the depositary shares will be deposited with a depositary named in the applicable prospectus supplement, under a deposit agreement among A&P, the depositary and the holders of depositary receipt certificates evidencing depositary shares. Depositary receipts will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take actions described in an accompanying prospectus supplement such as filing proof of residence and paying certain charges.

    The summary of terms of the depositary shares contained in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the deposit agreement, the Articles and the form of designating amendment for the applicable series of preferred stock.

DIVIDENDS

    The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by A&P for the applicable series of preferred stock. The depositary, however, will distribute only such amount as can be distributed without attributing to any depositary share a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

    In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless the depositary determines, after consultation with A&P, that it is not feasible to make such distribution, in which case the depositary may, with the approval of A&P, adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property and distribution of the net proceeds from such sale to such holders.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the affairs of A&P, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the prospectus supplement.

REDEMPTION

    If the series of preferred stock represented by the applicable series of depositary shares is redeemable, such depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever A&P redeems any preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from A&P and not less than 30 nor more than 60 days prior to the date fixed for redemption of the preferred stock and the depositary shares to the record holders of the depositary receipts.

VOTING

    Promptly upon receipt of notice of any meeting at which the holders of the series of preferred stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts as of the record date for such meeting. Each such record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock represented by such record holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote such preferred stock represented by such depositary shares in accordance with such instructions, and A&P will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting any of the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

WITHDRAWAL OF PREFERRED STOCK

    Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by such depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of preferred stock thus withdrawn will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary receipts evidencing depositary shares therefor.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between A&P and the depositary. However, any amendment which materially and adversely alters the rights of the holders, other than any change in fees, will not be effective unless such amendment has been approved by at least a majority of the depositary shares then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing such depositary shares with instructions to the depositary to deliver to the holder the preferred stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by A&P or the depositary only if all outstanding depositary shares have been redeemed or there has been a final distribution in respect of the preferred stock in connection with any dissolution of A&P and such distribution has been made to all the holders of depositary shares.

CHARGES OF DEPOSITARY

    A&P will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. A&P will pay charges of the depositary in connection with the initial deposit of the preferred stock and initial issuance of the depositary shares, and redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other charges as are provided in the deposit agreement to be for their accounts. The depositary may refuse to transfer depositary shares, may withhold dividends and distributions and may sell the depositary shares evidenced by such depositary receipt if such charges are not paid.

MISCELLANEOUS

    The depositary will forward to the holders of depositary receipts all reports and communications from A&P which are delivered to the depositary and which A&P is required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from A&P which are received by the depositary as the holder of preferred stock.

    Neither the depositary nor A&P assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than for its negligence or willful misconduct. Neither the depositary nor A&P will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of A&P and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. A&P and the depositary may rely on written advice of counsel or accountants, on information provided by holders of the depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The depositary may resign at any time by delivering to A&P notice of its election to do so, and A&P may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $100,000,000.

FEDERAL INCOME TAX CONSEQUENCES

    Owners of depositary shares will be treated for Federal income tax purposes as if they were owners of the preferred stock represented by such depositary shares. Accordingly, such owners will be entitled to take into account, for Federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock. In addition,

    (1) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares,

    (2) the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares exchanged therefor, and

    (3) the holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which such person owned such depositary shares.

                         DESCRIPTION OF DEBT SECURITIES

    The senior debt securities may be issued from time to time in one or more series under an indenture, dated as of January 1, 1991, between A&P and The Chase Manhattan Bank (formerly Chemical Bank as successor by merger to Manufacturers Hanover Trust Company), as trustee, which is filed as an exhibit to the registration statement of which this prospectus is a part. The subordinated debt securities may be issued from time to time in one or more series under an indenture between A&P and a trustee to be identified in the related prospectus supplement, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following summary of provisions of the indentures and the debt securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the indentures, including defined terms. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the offered debt securities will be described in the applicable prospectus supplement.

GENERAL

    Neither indenture limits the amount of debt securities which may be issued thereunder and each indenture provides that debt securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time. The debt securities may be issued from time to time in one or more series. The senior debt securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of A&P. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness with respect to such series. The senior indebtedness will be described in an accompanying prospectus supplement.

    You should read the prospectus supplement relating to the particular series of debt securities for the following terms of the offered debt securities:

    1. the designation, aggregate principal amount and authorized denominations;

    2. the issue price, expressed as a percentage of the aggregate principal amount;

    3.  the maturity date;

    4.  the interest rate per annum, if any;

    5. if the offered debt securities provide for interest payments, the date from which such interest will accrue, the dates on which such interest will be payable, the date on which payment of such interest will commence and the regular record dates for such interest payment dates;

    6.  any optional or mandatory sinking fund provisions;

    7. the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed, and any other terms and provisions of such optional or mandatory redemptions;

    8. if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

    9. if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

    10. any events of default not set forth in the applicable indenture;

    11. the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

    12. if principal, premium or interest is payable, at the election of A&P or any holder thereof, in a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

    13. if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of such debt securities under the applicable indenture;

    14. if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which such amounts will be determined; and

    15. any additional restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture.

    Unless otherwise indicated in the prospectus supplement relating thereto, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

    Unless otherwise indicated in the prospectus supplement relating thereto, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but A&P may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

    The senior debt securities indenture classified A&P's subsidiaries restricted subsidiaries and unrestricted subsidiaries. The subordinated debt securities indenture does not classify A&P's subsidiaries or unrestricted subsidiaries. Accordingly, the following provisions do not apply to subordinated debt securities.

    The various restrictive provisions of the senior debt securities indenture apply to A&P and its restricted subsidiaries and do not apply to unrestricted subsidiaries. The assets and indebtedness of unrestricted subsidiaries are not consolidated with those of A&P and its restricted subsidiaries in making financial calculations under the senior debt securities indenture. Investments by A&P or by its restricted subsidiaries in unrestricted subsidiaries are excluded from A&P's assets for purposes of the senior debt securities indenture. Unrestricted subsidiaries are those subsidiaries which are designated as unrestricted subsidiaries by the board of directors from time to time pursuant to the senior debt securities indenture. Unrestricted subsidiaries may also be designated as restricted subsidiaries by the board of directors pursuant to the senior debt securities indenture. Restricted subsidiaries are all subsidiaries other than unrestricted subsidiaries. At the date of execution of the senior debt securities indenture and at the date of this prospectus, all subsidiaries of A&P were restricted subsidiaries. However, subject to compliance with the terms of the senior debt securities indenture, A&P has the right to change the designation of one or more of such subsidiaries to unrestricted subsidiaries. A wholly-owned restricted subsidiary is a restricted subsidiary, of which at least 99% of the capital stock, except directors' qualifying shares, is owned by A&P and its other wholly-owned restricted subsidiaries.

    A restricted subsidiary may not be designated an unrestricted subsidiary unless A&P and its restricted subsidiaries would thereafter be permitted to incur at least $1.00 of secured debt under the senior debt securities indenture.

    An unrestricted subsidiary may not be designated a restricted subsidiary if it has any secured debt or attributable debt unless immediately thereafter A&P and its restricted subsidiaries would be permitted to incur such secured debt under the terms of the senior debt securities indenture.

RESTRICTIONS UPON SECURED DEBT

    The senior debt securities indenture restricts the incurrence of secured debt by A&P. The subordinated debt securities indenture does not restrict the incurrence of secured debt of any kind by A&P. Accordingly, the following provisions do not apply to subordinated debt securities.

    The restrictions which the senior debt securities indenture places upon A&P's and its restricted subsidiaries' incurrence of secured debt apply only to debt secured by principal properties of A&P and its restricted subsidiaries. For purposes of the senior debt securities indenture, a principal property of A&P and its restricted subsidiaries refers to all improved real property and related improvements owned by A&P or a restricted subsidiary having a book value equal to at least 1% of their consolidated net tangible assets of A&P and its restricted subsidiaries. At the present time, there are only a few principal properties of A&P and its restricted subsidiaries.

    A&P's and its restricted subsidiaries' consolidated net tangible assets are

    (a) the total amount of assets, less applicable reserves and other properly deductible items, which under generally accepted accounting principles would be included on a consolidated balance sheet of A&P and its restricted subsidiaries after deducting, without duplication, the sum of

       (1) all liabilities and liability items which under generally accepted accounting principals would be included on such balance sheet, except funded debt, liabilities in respect of capital leases, other than the current portion thereof, capital stock and surplus, surplus reserves and provisions for deferred income taxes, and

       (2) all good will, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet,

LESS

    (b) the amount which would be so included on such consolidated balance sheet for investments

       (1) in unrestricted subsidiaries, or

       (2) in corporations while they were unrestricted subsidiaries but which at the time of computation are not subsidiaries of A&P.

Consolidated net tangible assets is a financial calculation which excludes unrestricted subsidiaries.

    Neither A&P nor a restricted subsidiary is permitted to incur debt secured by any of their principal properties without equally and ratably securing the senior debt securities. This restriction does not apply to customary permitted encumbrances described in the senior debt securities indenture, including purchase money mortgages, encumbrances existing on property at the time it is acquired by A&P or a restricted subsidiary or created within 18 months of the date of its acquisition, conditional sales and similar agreements. The senior debt securities indenture also permits other indebtedness secured by encumbrances not otherwise specifically permitted which, together with attributable debt respecting existing sale and leaseback transactions entered into after the date of the senior debt securities indenture, would not at the time exceed 10% of the consolidated net tangible assets of A&P and its restricted subsidiaries. Sale and leaseback transactions entered into in respect of property acquired by A&P or a restricted subsidiary during the 18 months prior to the date of such sale and leaseback transaction are excluded from the calculation described in the preceding sentence.

RESTRICTIONS UPON SALES WITH LEASES BACK

    The senior debt securities indenture restricts sale and leaseback transactions by A&P. The subordinated debt securities indenture does not restrict sale and leaseback transactions of any kind by A&P. Accordingly, the following provisions do not apply to subordinated debt securities.

    Under the senior debt securities indenture A&P is not permitted, and may not permit a restricted subsidiary, to sell any of their principal properties with the intention that A&P or any restricted subsidiaries take back a lease of any such principal property, except

     1. sale and leaseback transactions among A&P and/or one or more wholly-owned restricted subsidiaries,

     2. where the lease is for a period, including renewals, of not more than 36 months after which it is intended that the use of such principal property by the lessee will be discontinued,

     3. where A&P would be able to incur additional secured debt not otherwise specifically permitted by the senior debt securities indenture in an amount equal to the attributable debt respecting such sale and leaseback transaction,

     4. where the sale and leaseback transaction is entered into in respect of property acquired by A&P or a restricted subsidiary within 18 months of such acquisition, or

     5. where A&P within 180 days of entering into the sale and leaseback transaction applies an amount equal to the lesser of

       (a) the net proceeds of the sale of the property leased pursuant to such transaction or

       (b) the fair market value of the property so leased to

       1. the retirement of secured debt of A&P or any restricted subsidiaries, or senior debt securities, or

       2. the acquisition of one or more principal properties other than the principal property involved in such sale.

A bona fide commitment to acquire a principal property entered into within 180 days of a sale and leaseback transaction shall be deemed to satisfy the requirement to acquire a principal property.

RESTRICTIONS UPON MERGER AND SALE OF ASSETS

    The senior debt securities indenture provides that no merger of A&P with or sale of A&P's property substantially as an entirety to any other corporation shall be made if, as a result, properties or assets of A&P would become subject to a mortgage or lien which would not be permitted by the senior debt securities indenture, unless the senior debt securities shall be equally and ratably secured with such obligations. Each indenture provides that any successor entity must be a corporation organized in the United States, shall expressly assume the due and punctual payment of the principal, premium and interest on the debt securities and, immediately after giving effect to a merger or consolidation, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

MODIFICATION OF THE INDENTURES

    Each indenture and the rights of the respective holders may be modified by A&P only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective Indenture affected by the modification, taken together as one class, but no modification altering the terms of payment of principal or interest, changing the place or medium of payment of principal or interest, impairing the rights of holders to institute suit for payment or reducing the percentage required for modification will be effective against any holder without his consent.

EVENTS OF DEFAULT

    Each indenture defines an event of default with respect to the debt securities of any series as being any one of the following events:

        (a) default for 30 days in any payment of interest when due,

        (b) default in any payment of principal when due,

        (c) default in the deposit of any sinking fund payment when due,

        (d) default for 60 days after appropriate notice in the performance of any other covenant in the debt securities or the applicable indenture, or

        (e) events of bankruptcy, insolvency or reorganization.

    In case an event of default shall occur and be continuing with respect to the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal of the debt securities of such series and the accrued interest thereon to be due and payable. Any event of default with respect to the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

    Each indenture requires A&P to file annually with the applicable trustee a written statement signed by two officers of A&P as to the absence of material defaults under the terms of such indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

    Subject to the provisions of each indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, each indenture provides that the trustee shall be under no obligation to exercise any of its rights or powers under such indenture at the request, order or direction of holders unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

DEFEASANCE AND DISCHARGE

    The terms of each indenture provide A&P with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. Such option may only be exercised if A&P has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. Such discharge would not apply to A&P's obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

DEFEASANCE OF CERTAIN COVENANTS

    The terms of the senior debt securities provide A&P with the option to omit to comply with the covenants described under the headings "Restricted and Unrestricted Subsidiaries," "Restrictions upon Secured Debt" and "Restrictions upon Sales with Leases Back" above. A&P, in order to exercise such option, will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay principal, premium, if any, and interest on any mandatory sinking fund payments in respect of the senior debt securities on the stated maturity of such payments in accordance with the terms of the senior debt securities indenture and such senior debt securities. A&P will also be required to deliver to the trustee an opinion of counsel to the effect that A&P has received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

    The prospectus supplement may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge or such an omission to comply with any covenants.

SENIOR TRUSTEE'S RELATIONSHIP WITH A&P

    The senior debt securities indenture trustee acts as a depositary of funds of, extends lines of credit to, and performs other services for A&P in the normal course of its business.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor depository for such series or a nominee of such successor depository and except in the circumstances described in the applicable prospectus supplement.

    A&P expects that the following provisions will apply to depository arrangements with respect to any portion of a series of debt securities to be represented by a global security. Any additional specific terms of the depository arrangement will be described in the applicable prospectus supplement.

    Upon the issuance of any global security, and the deposit of such global security with or on behalf of the depository for such global security, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such debt securities or by A&P, if such debt securities are offered and sold directly by A&P. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in such global security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the depository for such global security or by its nominee. Ownership of beneficial interests in such global security by persons that hold through participating institutions will be shown on, and the transfer of such beneficial interests within such participating institutions will be effected only through, records maintained by such participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

    So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the applicable indenture. Unless otherwise specified in the applicable prospectus supplement and except as specified below, owners of beneficial interests in such global security will not be entitled to have debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in such global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which such person owns its interest, to exercise any rights of a holder under the indenture.

    The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. A&P understands that, under existing industry practices, if A&P requests any action of holders or any owner of a beneficial interest in such global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give such notice or take such action, and participating institutions would authorize beneficial owners owning through such participating institutions to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable prospectus supplement, payments with respect to principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by A&P to such depository or its nominee, as the case may be, as the registered owner of such global security.

    A&P expects that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depository. A&P also expects that payments by participating institutions to owners of beneficial interests in such global security held through such participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of such participating institutions. None of A&P, the trustees or any agent of A&P or the trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    Unless otherwise specified in the applicable prospectus supplement, a global security of any series will be exchangeable for certificated debt securities of the same series only if

        (1) the depository for such global securities notifies A&P that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by A&P within 90 days after A&P receives such notice or becomes aware of such ineligibility,

        (2) A&P in its sole discretion determines that such global securities shall be exchangeable for certificated debt securities, or

        (3) there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of such series.

Upon any such exchange, owners of beneficial interests in such global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to such beneficial interests, and to have such debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by such depository's relevant participating institutions to the applicable trustee.

    The following is based on information furnished to A&P:

    In the event that the Depository Trust Company acts as depository for the global securities of any series, such global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

    To facilitate subsequent transfers, the debt securities are registered in the name of DTC's nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities, DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

    Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

    If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institutions in such issue to be redeemed.

    To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by A&P, through its participating institution, to the applicable trustee, and shall effect delivery of such interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing such interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing such debt securities are transferred by direct participating institutions on DTC's records.

    DTC may discontinue providing its services as securities depository with respect to the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

    A&P may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that A&P believes to be reliable, but A&P takes no responsibility for the accuracy thereof.

                       DESCRIPTION OF SECURITIES WARRANTS

    A&P may issue securities warrants for the purchase of debt securities or common stock. Securities warrants may be issued independently or together with debt securities or common stock offered by any prospectus supplement and may be attached to or separate from such debt securities or common stock. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between A&P and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. The warrant agent will act solely as an agent of A&P in connection with the securities warrant certificates relating to the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrant certificates or beneficial owners of securities warrants. The following summaries of provisions of the warrant agreements and securities warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the warrant agreement and the securities warrant certificates relating to each series of securities warrants which will be filed with the Commission and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of securities warrants.

GENERAL

    If securities warrants are offered, the applicable prospectus supplement will describe the terms of such securities warrants, including, in the case of securities warrants for the purchase of debt securities, the following where applicable:

         1. the offering price;

         2. the denominations and terms of the series of debt securities purchasable upon exercise of such securities warrants and whether such debt securities are senior debt securities or subordinated debt securities;

         3. the designation and terms of any series of debt securities with which such securities warrants are being offered and the number of such securities warrants being offered with each such debt security;

         4. the date, if any, on and after which such securities warrants and any related series of debt securities will be transferable separately;

         5. the principal amount of the series of debt securities purchasable upon exercise of each such securities warrant and the price at which such principal amount of debt securities of such series may be purchased upon such exercise;

         6. the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

         7. whether the securities warrants will be issued in registered or bearer form;

         8. any special United States Federal income tax consequences;

         9. the terms, if any, on which A&P may accelerate the date by which the securities warrants must be exercised; and

        10. any other terms of such securities warrants.

    In the case of securities warrants for the purchase of common stock, the applicable prospectus supplement will describe the terms of such securities warrants, including the following where applicable:

         1. the offering price;

         2. the aggregate number of shares purchasable upon exercise and the exercise price;

         3. the designation and terms of the series of debt securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such debt security;

         4. the date, if any, on and after which such securities warrants and any related series of debt securities or common stock will be transferable separately;

         5. the date on which the right to exercise such securities warrants shall commence and the expiration date;

         6. any special United States Federal income tax consequences;

         7. the terms, if any, on which A&P may accelerate the date by which the securities warrants must be exercised; and

         8. any other terms of such securities warrants.

    Securities warrant certificates may be exchanged for new securities warrant certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the applicable warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of any securities warrant to purchase debt securities, holders of such securities warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal, premium or interest on such debt securities or to enforce covenants in the applicable indenture. Prior to the exercise of any securities warrants to purchase common stock, holders of such securities warrants will not have any rights of holders of such common stock, including the right to receive payments of dividends on such common stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

    Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or number of shares of common stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered securities warrants. After the close of business on the expiration date, unexercised securities warrants will become void.

    Securities warrants may be exercised by delivering to the applicable warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the debt securities or common stock, as the case may be, purchasable upon such exercise together with information set forth on the reverse side of the securities warrant certificate. Securities warrants will be deemed to have been exercised upon receipt of payment of the exercise price in cash or by certified or official bank check, subject to the receipt within five business days of the securities warrant certificate evidencing such securities warrants. Upon receipt of such payment and the securities warrant certificate properly completed and duly executed at the corporate trust office of the applicable warrant agent or any other office indicated in the applicable prospectus supplement, A&P will, as soon as practicable, issue and deliver the debt securities or common stock, as the case may be, purchasable upon such exercise. If fewer than all of the securities warrants represented by such securities warrant certificate are exercised, a new securities warrant certificate will be issued for the remaining amount of securities warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENTS

    The warrant agreements may be amended or supplemented without the consent of the holders of the securities warrants issued thereunder to effect changes that are not inconsistent with the provisions of the securities warrants and that do not adversely affect the interests of the holders of the applicable securities warrants.

WARRANT ADJUSTMENTS

    The applicable prospectus supplement will specify the manner, if any, in which the exercise price of, and the number or amount of securities covered by, a common stock warrant are subject to adjustment.

                   DESCRIPTION OF PREFERRED TRUST SECURITIES

    Each trust may issue only one series of preferred trust securities having terms described in the prospectus supplement relating thereto. The trust agreement of each trust will authorize the administrative trustees, on behalf of the trust, to issue the preferred trust securities and common trust securities of such trust each representing undivided beneficial interests in the assets of such trust. You should read the prospectus supplement relating to the particular preferred trust securities of a trust for specific terms, including

     1. the distinctive designation of such preferred trust securities;

     2. the number of preferred trust securities;

     3. the annual distribution rate or method of its calculation, the date or dates on which such distributions shall be payable and the record date with respect to any such distributions;

     4. whether distributions on such preferred trust securities shall be cumulative and, in the case of preferred trust securities having cumulative distribution rights, the date from which distributions on such preferred trust securities shall be cumulative;

     5. the amount or amounts that shall be paid out of the assets of such trust to the holders of the preferred trust securities of such trust upon voluntary or involuntary dissolution of such trust;

     6. the obligation, if any, of such trust to purchase or redeem such preferred trust securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which such preferred trust securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation;

     7. the voting rights of such preferred trust securities including the approval, if any, required to amend such trust;

     8. the trust's rights to defer distributions on the preferred trust securities in conjunction with A&P's extending the interest payment period on the related junior subordinated debt securities; and

     9. any other relative rights, preferences, privileges, limitations or restrictions of such preferred trust securities not inconsistent with the trust agreement of such trust or applicable law.

All preferred trust securities offered hereby will be guaranteed by A&P to the extent set forth under "Description of the Preferred Trust Securities Guarantees." Any material United States federal income tax considerations applicable to an offering of preferred trust securities will be described in the prospectus supplement relating thereto.

              DESCRIPTION OF PREFERRED TRUST SECURITIES GUARANTIES

    Set forth below is a summary of information concerning the guaranties that will be executed and delivered by A&P for the benefit of the holders of preferred trust securities of the respective trusts. Each guaranty will be qualified as an indenture under the 1939 Act. Bankers Trust Company will act as guaranty trustee for each guaranty for purposes of the 1939 Act. Each guaranty will be held by the guaranty trustee for the benefit of holders of the preferred trust securities to which it relates.

    Pursuant to each guaranty, A&P will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the related preferred trust securities

     1. any accrued and unpaid distributions required to be paid on the preferred trust securities of each trust but if and only if and to the extent that such trust has funds legally and immediately available therefor,

     2. the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any preferred trust securities called for redemption by such trust, but if and only to the extent such trust has funds legally and immediately available therefor, and

     3. upon a dissolution, of such trust, other than in connection with the distribution of junior subordinated debt securities to the holders of trust securities of such trust or the redemption of all of the preferred trust securities of such trust, the lesser of

    (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the preferred trust securities of such trust to the date of payment, to the extent such trust has funds legally and immediately available therefor, and

    (b) the amount of assets of such trust remaining legally available for distribution to holders of preferred trust securities of such trust upon liquidation of such trust.

A&P's obligation to make a guaranty payment may be satisfied by direct payment of the required amounts by A&P to the holders of the related preferred trust securities or by causing the related trust to pay such amounts to such holders.

    Each guaranty will be a guarantee of payments with respect to the related preferred trust securities from the time of issuance of such preferred trust securities, but will not apply to the payment of distributions and other payments on such preferred trust securities when the related trust does not have sufficient funds legally and immediately available to make such distributions or other payments. If A&P does not make interest payments on the junior subordinated debt securities held by the property trustee under a trust, such trust will not make distributions on its preferred trust securities.

SUBORDINATION

    A&P's obligations under each guaranty will constitute an unsecured obligation of A&P and will rank

     1. subordinate and junior in right of payment to all other liabilities of A&P, including the junior subordinated debt securities, except those obligations or liabilities made pari passu or subordinate by their terms,

     2. pari passu with the most senior preferred or preference stock now or hereafter issued by A&P and with any guarantee now or hereafter entered into by A&P in respect of any preferred or preference securities of any affiliate of A&P, and

     3. senior to all common stock of A&P.

The terms of the preferred trust securities will provide that each holder of preferred trust securities by acceptance thereof agrees to the subordination provisions and other terms of the guaranty related thereto.

    Each guaranty will constitute a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes that do not materially and adversely affect the rights of holders of the related preferred trust securities, each guaranty may be amended only with the prior approval of the holders of a majority in liquidation amount of such outstanding preferred trust securities. The manner of obtaining any such approval of holders of the preferred trust securities will be as set forth in an accompanying prospectus supplement. All guaranties and agreements contained in each guaranty shall bind the successors, assigns, receivers, trustees and representatives of A&P and shall inure to the benefit of the holders of the related preferred trust securities then outstanding.

TERMINATION

    Each guaranty will terminate and be of no further force and effect as to the related preferred trust securities upon full payment of the redemption price of all such preferred trust securities, upon distribution of the related junior subordinated debt securities to the holders of such preferred trust securities, or upon full payment of the amounts payable upon liquidation of the related trust. Each guaranty will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related preferred trust securities must restore payment of any sums paid with respect to such preferred trust securities or under such guaranty.

EVENTS OF DEFAULT

    An event of default under each guaranty will occur upon the failure by A&P to perform any of its payment obligations thereunder. The holders of a majority in liquidation amount of the preferred trust securities to which any guaranty relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guaranty trustee in respect of such guaranty or to direct the exercise of any trust or power conferred upon the guaranty trustee under such guaranty. Any holder of the related preferred trust securities may institute a legal proceeding directly against A&P to enforce such holder's rights under such guaranty without first instituting a legal proceeding against the guaranty trustee or any other person or entity. The holders of a majority in liquidation amount of preferred trust securities of any series may, by vote, on behalf of the holders of all the preferred trust securities of such series, waive any past event of default and its consequences.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The guaranty trustee, prior to the occurrence of any event of default with respect to any guaranty and after the curing or waiving of all events of default with respect to such guaranty, undertakes to perform only such duties as are specifically set forth in such guaranty and, in case an event of default has occurred, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the guaranty trustee is under no obligation to exercise any of the powers vested in it by any guaranty at the request of any holder of the related preferred trust securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

    Bankers Trust Company, the guaranty trustee, also serves as property trustee and as indenture trustee.

AGREEMENTS AS TO EXPENSES AND LIABILITIES

    Pursuant to an agreement as to expenses and liabilities to be entered into by A&P under each trust agreement, A&P will irrevocably and unconditionally guarantee to each person or entity to whom each trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of such trust, other than obligations of such trust to pay to the holders of the related preferred trust securities or other similar interests in such trust the amounts due such holders pursuant to the terms of such preferred trust securities or such other similar interests, as the case may be.

               DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

GENERAL

    Each series of junior subordinated debt securities will be issued under the subordinated debt securities indenture. You should read the description of debt securities for a description of terms applicable to the junior subordinated debt securities. You should read the prospectus supplement relating to the particular preferred trust securities for additional terms relating to the junior subordinated debt securities.

SUBORDINATION

    The junior subordinated debt securities are subordinated and junior in right of payment to all senior indebtedness of A&P. With respect to the junior subordinated debt securities, senior indebtedness refers to

     1. any payment due in respect of indebtedness of A&P, whether outstanding at the date of execution of the subordinated debt securities indenture or thereafter incurred, created or assumed,

       (a) in respect of money borrowed, including any financial derivative, hedging or futures contract or similar instrument, and

       (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by A&P that, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees;

     2. all capital lease obligations;

     3. all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of A&P under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations;

     4. all obligations for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

     5. all obligations of the type referred to in clauses 1 through 4 above of other persons the payment of which A&P is responsible or liable as obligor, guarantor or otherwise; and

     6. all obligations of the type referred to in clauses 1 through 5 above of other persons secured by any lien on any property or asset of A&P, whether or not such obligation is assumed by A&P,

EXCEPT FOR

     1. any such indebtedness that is by its terms subordinated to or pari passu with the junior subordinated debt securities and

     2. any unsecured indebtedness between or among A&P and/or its affiliates.

    No payment of principal, premium or interest on the junior subordinated debt securities may be made if

       (a) any senior indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or

       (b) the maturity of any senior indebtedness has been accelerated because of a default.

Upon any payment or distribution of assets of A&P to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of A&P, the holders of senior indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all senior indebtedness before the holders of the junior subordinated debt securities are entitled to receive or retain any payment or distribution. Subject to the prior payment of all senior indebtedness, the rights of the holders of the junior subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments and distributions applicable to such senior indebtedness until all amounts owing on the junior subordinated debt securities are paid in full.

    As of February 27, 1999, senior indebtedness of A&P aggregated approximately $860,692,000.

ADDITIONAL COVENANTS

    A&P will covenant in the supplemental subordinated debt securities indenture relating to each series of junior subordinated debt securities, for the benefit of the holders of each series of junior subordinated debt securities, that

     1. if A&P shall have given notice of its election to extend an interest payment period for such series of junior subordinated debt securities and such extension shall be continuing,

     2. if A&P shall be in default with respect to its payment or other obligations under the related preferred trust securities, or

     3. if an event of default with respect to such series of junior subordinated debt securities shall have occurred and be continuing,

then

    (a) A&P shall not declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, and

    (b) A&P shall not make any payment of principal, premium or interest on or repay, repurchase or redeem any debt securities issued by A&P which rank pari passu with or junior to the junior subordinated debt securities.

None of the foregoing, however, shall restrict

     1. any of the actions described clause (a) above resulting from any reclassification of A&P's capital stock or the exchange or conversion of one class or series of A&P's capital stock for another class or series of A&P's capital stock, or

     2. the purchase of fractional interests in shares of A&P's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.

    The supplemental subordinated debt securities indenture will further provide that, for so long as the preferred trust securities of any trust remain outstanding, A&P covenants

     1. to directly or indirectly maintain 100% ownership of the common securities of such trust; PROVIDED that any permitted successor of A&P under the subordinated debt securities indenture may succeed to A&P's ownership of such common securities, and

     2. to use its reasonable efforts to cause such trust

       (a) to remain a statutory business trust, except in connection with the distribution of junior subordinated debt securities to the holders of trust securities in liquidation of such trust, the redemption of all of the trust securities of such trust, or mergers, consolidations or amalgamations permitted by the related trust agreement, and

       (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes.

ADDITIONAL EVENT OF DEFAULT

    The supplemental subordinated debt securities indenture for each series of junior subordinated debt securities will also provide that the failure of A&P to pay to a preferred trust securities issuing trust that is a holder of junior subordinated debt securities, concurrent with each payment of interest and subject to the 30 day grace period applicable to interest payments, such additional amounts as may be required so that the net amounts received and retained by such trust, after paying taxes, duties, assessments or governmental charges of whatever nature imposed by the United States or any other taxing authority, other than withholding taxes, will not be less than the amounts such trust would have received had no such taxes, duties, assessments, or other governmental charges been imposed.

               RELATIONSHIP AMONG THE PREFERRED TRUST SECURITIES,
                  THE JUNIOR SUBORDINATED DEBT SECURITIES AND
                   THE PREFERRED TRUST SECURITIES GUARANTIES

    As long as payments of interest and other payments are made when due on each series of junior subordinated debt securities, such payments will be sufficient to cover distributions and payments due on the related trust securities because

       1. the aggregate principal amount of each series of junior subordinated debt securities will be equal to the sum of the aggregate stated liquidation amount of the related trust securities;

       2. the interest rate and interest and other payment dates on each series of junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the related preferred trust securities;

       3.  A&P shall pay for all costs and expenses of each trust; and

       4. each trust agreement provides that the trustees thereunder shall not cause or permit the trust to, among other things, engage in any activity that is not consistent with the purposes of the trust.

    Payments of distributions and other payments due on the preferred trust securities, to the extent funds therefor are legally and immediately available, will be guaranteed by A&P as and to the extent set forth under "Description of the Preferred Trust Securities Guaranties." If A&P does not make interest payments on any series of junior subordinated debt securities, it is not expected that the related trust will have sufficient funds to pay distributions on its preferred trust securities. Each guaranty is a guaranty from the time of its issuance, but does not apply to any payment of distributions unless and until the related trust has sufficient funds legally and immediately available for the payment of such distributions.

    If A&P fails to make interest or other payments on any series of junior subordinated debt securities when due, after taking into account any extension period as described in the applicable prospectus supplement, the trust agreement provides a mechanism whereby the holders of the related preferred trust securities may appoint a substitute property trustee. Such holders may also direct the property trustee to enforce its rights under the junior subordinated debt securities of such series, including proceeding directly against A&P to enforce such junior subordinated debt securities. If the property trustee fails to enforce its rights under any series of junior subordinated debt securities, to the fullest extent permitted by applicable law, any holder of related preferred trust securities may institute a legal proceeding directly against A&P to enforce the property trustee's rights under such series of junior subordinated debt securities without first instituting any legal proceeding against the property trustee or any other person or entity. Notwithstanding the foregoing, a holder of preferred trust securities may institute a legal proceeding directly against A&P, without first instituting a legal proceeding against the property trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on junior subordinated debt securities of the related series having a principal amount equal to the aggregate stated liquidation amount of the preferred trust securities of such holder on or after the due dates specified in the junior subordinated debt securities of such series.

    If A&P fails to make payments under any guaranty, such guaranty provides a mechanism whereby the holders of the preferred trust securities to which such guaranty relates may direct the guaranty trustee to enforce its rights thereunder. In addition, any holder of preferred trust securities may institute a legal proceeding directly against A&P to enforce the guaranty trustee's rights under the related guaranty without first instituting a legal proceeding against the guaranty trustee or any other person or entity.

    Upon any voluntary or involuntary dissolution of any trust, unless junior subordinated debt securities of the related series are distributed in connection therewith, the holders of preferred trust securities of such trust will be entitled to receive, out of assets legally available for distribution to holders, a liquidation distribution in cash as described in the applicable prospectus supplement. Upon any voluntary or involuntary liquidation or bankruptcy of A&P, the property trustee, as holder of the related series of junior subordinated debt securities, would be a subordinated creditor of A&P, subordinated in right of payment to all senior indebtedness with respect to the related series of junior subordinated debt securities, but entitled to receive payment in full of principal and interest, before any stockholders of A&P receive payments or distributions. Because A&P is guarantor under each guaranty and has agreed to pay for all costs, expenses and liabilities of each trust other than the trust's obligations to holders of the preferred trust securities, the positions of a holder of preferred trust securities and a holder of junior subordinated debt securities of the related series relative to other creditors and to stockholders of A&P in the event of liquidation or bankruptcy of A&P would be substantially the same.

                       MARYLAND ANTI-TAKEOVER PROVISIONS

    As of May 1, 1999, A&P was 54.92% owned by Tengelmann
Warenhandelsgesellschaft, a general retailer headquartered in Germany. Tengelmann established its majority ownership position in A&P prior to the enactment of the following legislation.

    MARYLAND FAIR PRICE PROVISIONS. The Maryland fair price statute may discourage persons or entities from attempting to gain control of a corporation. This law imposes statutory requirements with respect to business combinations, such as mergers and other similar transactions and specified transfers of assets and securities, when such transactions are between a company and an interested stockholder or an affiliate of an interested stockholder. An interested stockholder is a person who owns beneficially, directly or indirectly, 10% or more of the outstanding voting stock of the corporation or an affiliate or associate of such person who was a 10% holder at any time in the last two years.

    Under the Maryland fair price statute, business combinations, including a second-stage merger transaction, with an interested stockholder may not be consummated for a period of five years following the most recent date on which the interested stockholder becomes an interested stockholder. After this five-year period, unless minimum value standards are met or an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder unless recommended by the board of directors of the corporation, and approved by the affirmative vote of at least 80% of the votes entitled to be cast by the holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by the holders of the voting stock held by stockholders other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the special voting requirements. A&P has no special provisions in its Articles or by laws related to the Maryland fair price statute.

    MARYLAND CONTROL SHARE ACQUISITION PROVISION. Maryland law imposes limitations on voting rights in a control share acquisition. The Maryland statute defines control shares as shares representing between

    1.  20% to 33 1/3%,

    2.  33 1/3% to 50%, and

    3.  50% or higher

of the outstanding shares. The Maryland statute requires a two-thirds stockholder vote, excluding shares owned by the acquiring person and members of management, to accord voting rights to stock acquired in a control share acquisition. Each acquisition of stock resulting in aggregate holdings within a new control share level listed above would be a distinct control share acquisition.

    The statute requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquiror generally within 50 days after a request is made with the submission of an acquiring person statement, but only if the acquiring person gives a written undertaking to pay the corporation's expenses of the special meeting. In addition, the statute gives the Maryland corporation redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an acquiring person statement is not delivered to the target within 10 days following a control share acquisition. Moreover, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares which results in the acquiring person having majority voting power, then minority stockholders have appraisal rights. A&P has no special provisions in its Articles or by laws related to the Maryland control share acquisition statute.

    Reference is made to the full text of the foregoing statutes for their entire terms, and the partial summary contained herein is not intended to be complete.

                              PLAN OF DISTRIBUTION

    A&P may sell the Securities

    1.  through underwriters or dealers;

    2.  through agents;

    3.  directly to purchasers; or

    4.  through a combination of any such methods of sale.

Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to any offering of securities will set forth their offering terms, including the name or names of any underwriters, the purchase price of the securities and the proceeds to A&P from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

    If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by A&P to such agent will be set forth, in the accompanying prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Underwriters, dealers and agents may be entitled, under agreements entered into with A&P, to indemnification by A&P against civil liabilities, including liabilities under the Securities Act or to contribution by A&P to payments they may be required to make in respect thereof.

    Certain of the underwriters, agents or dealers and their associates may perform services for A&P in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters in connection with the securities will be passed upon for A&P by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Certain matters of Delaware law relating to the validity of the preferred trust securities will be passed upon for A&P and the trusts by Richards, Layton & Finger, P.A.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference from The Great Atlantic & Pacific Tea Company, Inc.'s Annual Report on Form 10-K for the year ended February 27, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     [LOGO]

                 The Great Atlantic & Pacific Tea Company, Inc.